Mail Stop 6010

December 19, 2007

<u>Via U.S. Mail and Facsimile</u>

Mr. Gerard A. Anderson
Chief Financial Officer
Plug Power Inc.
968 Albany-Shaker Road
Latham, NY 12110

      Re: **Plug Power Inc.**
              Form 10-K
              Filed March 16, 2007
              File No. 000-27527

Dear Mr. Anderson:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 17

Liquidity and Capital Resources, page 28

1.   It appears from footnote 3 to your financial statements for the fiscal year ended December 31, 2006 that a significant portion of your available-for-sale securities were held in "mortgage-backed securities." If these securities are reasonably likely to affect your financial condition in a material way, please expand your discussion and analysis in applicable future filings to provide your investors with information necessary for a clear understanding of the trend or uncertainty. Refer to Item 303(a) of Regulation S-K. For example, as appropriate, identify the specific nature and the percentage owned of the asset-backed securities, indicate what factors may affect the value of those securities, and disclose any material risks. Add any appropriate disclosure required by Regulation S-K Item 305.

Contractual Obligations, page 30

2.   Please revise future filings to include a tabular presentation of your contractual obligations in accordance with Item 303(A)(5). In addition to the operating leases disclosed in your Form 10-K, this table should include all know purchase obligations, for example, the $1 million of services you are obligated to purchase from GE, as disclosed on page F-18, and other long-term liabilities reflected on your consolidated balance sheets.

Consolidated Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

3.   We note that the audit opinion references the work of other auditors for certain periods included in the cumulative consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows. Please either revise the filing to have your current auditor opine on the full cumulative period or revise to include the separate report of the other auditors. Refer to Article 2-05 of Regulation S-X. Please note that if you elect to include the audit report of the predecessor auditor in the Form 10-K, the consent of that auditor should appear in any registration statement incorporating the Form 10-K.

Consolidated Balance Sheets, page F-4

4.   We note that you appear to be holding investment securities having a value exceeding 40% of your total assets (exclusive of cash items). Please provide us

with a detailed analysis as to whether the company or any of its subsidiaries was an investment company pursuant to the Investment Company Act of 1940 as of September 30, 2007.

Consolidated Statements of Operations, page F-5

5.   Please revise future filings to remove the "noncash stock-based compensation" line items from the face of your statements of operations and, instead, reflect the amounts in the appropriate captions of the statements. As indicated in SAB Topic 14-F, you may present the related stock-based compensation expenses in a parenthetical note to the appropriate income statement line items, in the footnotes or within MD&A.

6.   It appears that you generate revenues from both the sale of products and the provision of services. If true, revise this statement to comply with Rules 5-03(b)(1) and (2) of Regulation S-X by separately presenting revenues from sale of products, revenues from services, cost of sales and cost of services, or tell us how your current presentation complies.

Note 1. Nature of Operations, page F-9

Description of Business, page F-9

7.   We note that you have recorded product and service revenue in each of the periods presented and $32 million of revenues since inception. You state on page F-9 that "multiple" products are being offered and that you are currently offering for commercial sale your GenCore product. We also note that you have entered into 16 distribution agreements. In light of these facts, please tell us how you have concluded that as of December 31, 2006 you are a development stage company, as defined in paragraph 8 of SFAS 7.

8.   As a related matter, revise future filings to clearly describe the nature of the development stage activities in which you are engaged in accordance with paragraph 12 of SFAS 7.

Note 2. Summary of Significant Accounting Policies, page F-10

Product and Service Revenue, page F-11

9.   We note that you recognize revenues on a straight-line basis over the stated contractual term and that "costs associated with the product, service and other obligations are expensed as they are incurred." Additionally, we note from your 9/30/07 Form 10-Q that direct material costs are recognized when units are shipped. Please tell us why you believe it is appropriate to recognize the

inventory costs at the time of shipment rather than matching the costs with the associated revenues. Tell us how you have considered the guidance in paragraph 4 of ARB 43, Chapter 4.

10.   As a related matter, we note from your disclosures on page four that your products are sold through distributors. Expand your revenue recognition policy disclosure with regard to distributor sales to address the accounting for return rights, price protection, allowances, credits/discounts and other sales incentives, as applicable. Refer to SFAS 48, SAB 104 and EITF 01-9.

11.   Additionally, we note from page 20 that you sell a portion of your units on a consignment basis. Please revise your revenue recognition and inventory policies in future filings to address consignment sales. Refer to SAB 104.

Form 10-Q for the Quarterly Period Ended September 30, 2007

Financial Statements, page 3

Note 2. Acquisitions, page 6

12.   We note that you acquired General Hydrogen on May 4, 2007 and issued "warrants to purchase up to 571,429 shares of Plug Power Common Stock." Additionally, we note that "[n]o value has been assigned to the warrants as part of the purchase price allocation." Please tell us why you assigned no value to the warrants and how this is in accordance with SFAS 141. Cite the specific accounting literature you relied on.

Note 3. Basis of Presentation, page 8

Research and Development Contract Revenue, page 10

13.   We note that you "generally" recognize revenue on fixed fee contracts on the basis of percentage of completion. Tell us and revise future filings to describe those specific circumstances in which revenue is not recognized on the basis of percentage of completion.

14.   As a related matter, revise future filings to expand your disclosures related to the percentage of completion method to include all the disclosures required by Appendix C of SOP 81-1.

15.   Please tell us and revise future filings to disclose the impact that EITF 07-1 will have on your results of operations when adopted on January 1, 2008.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-6010. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lynn Dicker at (202) 551-3616 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief